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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 5/01/17 and ending 4/30/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R W Smith & Associates, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
111 Town Square Place, Suite 1500
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Edward Smith (201) 217-8055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane #214A
(No. and Street)

Frankfort (City) Illinois (State) 60423 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

GA

OATH OR AFFIRMATION

I, Edward Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R W Smith & Associates, LLC, as of April 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

Signature

Secretary

Title

Notary Public

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
R W Smith & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R W Smith & Associates, LLC, (the "Company") as of April 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of R W Smith & Associates, LLC as of April 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as R W Smith & Associates, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 26, 2018

Phone 708.489.1680 Fax 847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

R W SMITH & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
April 30, 2018

ASSETS

Cash and cash equivalents	$	590,503
Receivable from clearing broker		75,965
Deposit with clearing broker		52,167
Other receivables		1,959
Prepaid expenses		20,008
Investment in limited liability company		160,000
Property and equipment, net		59,530
Security deposits		19,809
Total Assets	$	979,941

LIABILITIES and MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	230,598
Distribution payable		75,000
Total Liabilities		305,598
Member's Equity		674,343
Total Liabilities and Member's Equity	$	979,941

The accompanying notes are an intregal part of these financial statements.

R W SMITH & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2018

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

R W Smith & Associates, LLC (the Company) serves the investment community principally as an interdealer broker of fixed income securities, including municipal securities and U.S. Government Securities, in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and, as mandated, the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Town Square Holdings, LLC. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date settlement basis with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a savings account that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, amortization is provided over the lesser of the economic use of the improvement or the term of the lease.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (Continued)

Expenditures for maintenance and repairs are expensed when incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized when the asset is disposed.

Investment in Limited Liability Company

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the U.S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns an 18% interest in MBIS and accounts for its investment under the cost method. The 9% additional interest was purchased in August 2017 at a cost of $40,000. The carrying value of the Company's investment at April 30, 2018 amounted to $160,000.

Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition or statements of operations and changes in member's equity of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee Company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, Management has reviewed the value of the investment as of April 30, 2018 and has determined that no impairment has been sustained.

Business Acquisition

On August 30, 2017 the Company acquired the assets of Butler Muni, LLC (Butler), another interdealer broker in municipal securities, for the purchase price of $67,000. The allocation of purchase price was as follows:

Investment in Limited Liability Company	$40,000
Office Equipment	17,000
Office Furniture	10,000
Total	$67,000

The Company hired Butler's 10 registered brokers and assumed the future obligations of their two office leases and future vendor operating expense obligations.

Income Taxes

As a limited liability company, the Company is treated as a disregarded entity for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the member, who is responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in other operating expenses in the statement of operations.

NOTE 2- PROPERTY AND EQUIPMENT

Property and equipment at April 30, 2018, consisted of the following:

Data processing equipment	$ 307,302
Office equipment	72,443
Office furniture	70,953
Leasehold improvements	44,384
	495,082
Less: accumulated depreciation and amortization	(435,552)
Property and equipment, net	$ 59,530

NOTE 3- COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under non-cancelable operating leases expiring through 2019. At April, 30, 2018, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2019	161,190
2020	94,521
	$ 255,711

Total rental expense of $176,346 including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2018.

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts. The Company is not aware of any such disciplinary actions.

NOTE 4- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2018, the Company had net capital and minimum requirements of $413,037 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.74 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5- EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code that is available to all eligible employees. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during year ended April 30, 2018.

NOTE 6- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

As a Fixed Income Interdealer Broker, the Company is engaged in the contemporaneous buying and selling of securities for broker-dealers registered with the SEC and some institutional (SMMP) Investors. The Company's transactions are executed with and on behalf of these counterparties.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop Securities, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations. The Company is required to hold a deposit with the clearing broker of $50,000.

The Company's financial instruments, including cash and cash equivalents, receivable from clearing broker, other receivables, deposit with clearing broker, prepaid expenses and deposits, due to related party and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company has a deposit and receivable from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 7- CONCENTRATIONS OF CREDIT RISK

At April 30, 2018, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended April 30, 2018, transactions initiated by three employees on behalf of customers yielded approximately 47% of the Company's commission revenue.

NOTE 8- RELATED PARTY TRANSACTIONS

Due to related parties

The Company received administrative, operational, and support services from an affiliated entity in the amount of $95,657, including management services in the amount of $20,000 to a nonvoting member pursuant to a consulting services agreement and rent in the amount of $6,906, during the year ended April 30, 2018. This entity is affiliated by common ownership. At April 30, 2018, there was $0 balance due to the related party. The Company also received support services from Munibrokers, LLC, a wholly owned subsidiary of the affiliated entity, in the amount of $64,000 during the year ended April 30, 2018.

Consulting Agreements

The Company entered into an agreement with a voting member to provide consulting services to the Company. Consulting expense under this agreement amounted to $30,000 for the year ended April, 30 2018.

The Company entered into an agreement with Precedent Consulting, Inc. to provide compliance services to the Company. Consulting expenses under this agreement amounted to $24,000 for the year ended April 30, 2018.

R W SMITH & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

APRIL 30, 2018

Securities and Exchange Commission
Trading and Markets

JUL 2 8 2018

RECEIVED